

August 8, 2022

Bill Edmonds
Chief Executive Officer
Deep Green Waste & Recycling, Inc.
260 Edwards Plz #21266
Saint Simons Island, GA 31522

> **Re: Deep Green Waste & Recycling, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2022**
> **File No. 333-266283**

Dear Mr. Edmonds:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 22, 2022

General

1. We note that your common stock is quoted on the OTC Pink Market and that the selling stockholders may offer, sell or distribute all or a portion of the shares of common stock at prevailing market prices or at negotiated prices. Please note that the OTC Pink Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Cheryl Brown, Staff Attorney, at (202) 551- 3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gary L. Blum, Esq.